Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2022 Financial Results

Shanghai, China, September 22, 2022—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2022.

Key Highlights for the Second Quarter of 2022

The Company delivered resilient results in the second quarter despite the continued disruptions resulting from the COVID-19 resurgence in China.

•	Net income for the second quarter was RMB43 million (US$6 million), which improved from net loss of RMB1.0 billion for the previous quarter.

•	Adjusted EBITDA for the second quarter was RMB355 million (US$53 million), representing a 290% increase from RMB91 million for the previous quarter,

•	Staycation travel continued to serve as a major contributor to the recovery of the Chinese domestic market, with local hotel bookings increasing by over 30% compared to the same period in 2019.

•	Both air-ticket and hotel bookings on global platforms increased over 100% year over year in the second quarter.

“In the second quarter, the global travel industry has made continued progress towards full recovery. The recovery momentum in Europe and the United States remained robust, and the rebound of travel activities in the Asia-Pacific region also sped up due to further relaxation of travel restrictions,” said James Liang, Executive Chairman. “With our product innovation and service enhancement, we are confident in further strengthening our competitive position and capturing the pent-up demand. “

“Despite the challenges in the China domestic market in the first two months of the second quarter, the fundamental demand for travel remained solid. We are delighted to see the domestic hotel bookings quickly bouncing back to the pre-pandemic level at the end of the second quarter with such momentum extended into the following months.” said Jane Sun, Chief Executive Officer. “We will continue to improve our operating efficiency and conduct prudent cost control in the face of the changing environment. All these efforts will enable us to remain flexible and pave the way for long-term growth.”

Second Quarter of 2022 Financial Results and Business Updates

In the second quarter of 2022, the COVID-19 resurgence continued to disrupt the travel industry in China, which discouraged user demand for the Company’s services. As a result, the Company’s results of operations for the second quarter of 2022 were materially and adversely affected.

For the second quarter of 2022, Trip.com Group reported net revenue of RMB4.0 billion (US$598 million), representing a 32% decrease from the same period in 2021 and a 2% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Accommodation reservation revenue for the second quarter of 2022 was RMB1.4 billion (US$203 million), representing a 45% decrease from the same period in 2021 and a 6% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Transportation ticketing revenue for the second quarter of 2022 was RMB1.8 billion (US$263 million), representing a 15% decrease from the same period in 2021, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China. Transportation ticketing revenue increased by 6% from the previous quarter, primarily driven by strong recovery of air travel in the overseas market.

Packaged-tour revenue for the second quarter of 2022 was RMB122 million (US$18 million), representing a 67% decrease from the same period in 2021 and a 2% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Corporate travel revenue for the second quarter of 2022 was RMB210 million (US$31 million), representing a 46% decrease from the same period in 2021 and a 5% decrease from the previous quarter, primarily due to the continued disruptions resulting from the COVID-19 resurgence in China.

Cost of revenue for the second quarter of 2022 was RMB976 million (US$146 million), representing a 20% decrease from the same period in 2021, which was in line with the decrease in net revenue. Cost of revenue decreased by 9% from the previous quarter. Cost of revenue as a percentage of net revenue was 24% for the second quarter of 2022.

Product development expenses for the second quarter of 2022 decreased by 20% to RMB1.8 billion (US$264 million) from the same period in 2021 and decreased by 10% from the previous quarter, primarily due to a decrease in product development personnel related expenses. Product development expenses as a percentage of net revenue was 44% for the second quarter of 2022.

Sales and marketing expenses for the second quarter of 2022 decreased by 41% to RMB826 million (US$123 million) from the same period in 2021 and decreased by 2% from the previous quarter, primarily due to a decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 21% for the second quarter of 2022.

General and administrative expenses for the second quarter of 2022 decreased by 15% to RMB604 million (US$90 million) from the same period in 2021, primarily due to a decrease in general and administrative personnel related expenses. General and administrative expenses increased by 3% from the previous quarter. General and administrative expenses as a percentage of net revenue was 15% for the second quarter of 2022.

Income tax expense for the second quarter of 2022 was RMB173 million (US$26 million), compared to income tax expense of RMB97 million for the same period in 2021 and income tax benefit of RMB14 million in the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net income for the second quarter of 2022 was RMB43 million (US$6 million), compared to net loss of RMB659 million for the same period in 2021 and net loss of RMB1 billion for the previous quarter. Adjusted EBITDA for the second quarter of 2022 was RMB355 million (US$53 million), compared to RMB916 million for the same period in 2021 and RMB91 million for the previous quarter. Adjusted EBITDA margin was 9% for the second quarter of 2022, compared to 16% for the same period in 2021 and 2% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the second quarter of 2022 was RMB69 million (US$10 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB647 million for the same period in 2021 and net loss attributable to Trip.com Group’s shareholders of RMB989 million for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense) and their tax effects, non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB203 million (US$31 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB728 million in the same period in 2021 and non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB36 million for the previous quarter.

Diluted income per ordinary share and per ADS was RMB0.10 (US$0.01) for the second quarter of 2022. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects, non-GAAP diluted loss per ordinary share and per ADS was RMB0.31 (US$0.05) for the second quarter of 2022. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2022, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB65.6 billion (US$9.8 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM EST on September 21, 2022 (or 8:00 AM CST on September 22, 2022) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BIe6a1088f8c3f4a77a18a7d5b03d2bc2e

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, the impact of COVID-19 pandemic to Trip.com Group’s business operations, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible and fair value changes of equity securities investments and exchangeable senior notes, net of tax. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB (million)	RMB (million)	USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,196	22,959	3,427
Short-term investments	29,566	30,721	4,587
Accounts receivable, net	4,649	5,445	813
Prepayments and other current assets	10,697	10,778	1,609
Total current assets	66,108	69,903	10,436
Property, equipment and software	5,534	5,307	792
Intangible assets and land use rights	13,046	12,929	1,931
Right-of-use assets	777	925	138
Investments (Includes held to maturity time deposit and financial products of RMB13,112 million and RMB11,891 million as of December 31,2021 and June 30, 2022, respectively)	44,961	44,075	6,580
Goodwill	59,353	59,326	8,857
Other long-term assets	396	398	60
Deferred tax asset	1,684	1,765	263
Total assets	191,859	194,628	29,057
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	39,866	36,203	5,405
Accounts payable	6,019	6,745	1,007
Advances from customers	7,535	7,822	1,168
Other current liabilities	12,798	11,926	1,781
Total current liabilities	66,218	62,696	9,361
Deferred tax liability	3,527	3,491	521
Long-term debt	11,093	17,402	2,598
Long-term lease liability	400	591	88
Other long-term liabilities	165	170	25
Total liabilities	81,403	84,350	12,593
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	109,677	109,542	16,354
Non-controlling interests	779	736	110
Total shareholders’ equity	110,456	110,278	16,464
Total liabilities and shareholders’ equity	191,859	194,628	29,057

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	2,455	1,450	1,357	203	4,035	2,807	419
Transportation ticketing	2,066	1,663	1,763	263	3,572	3,426	512
Packaged-tour	367	124	122	18	536	246	37
Corporate travel	390	222	210	31	642	432	64
Others	614	652	564	84	1,216	1,216	181
Total revenue	5,892	4,111	4,016	599	10,001	8,127	1,213
Less: Sales tax and surcharges	(2)	(2)	(5)	(1)	(3)	(7)	(1)
Net revenue	5,890	4,109	4,011	598	9,998	8,120	1,212
Cost of revenue	(1,223)	(1,067)	(976)	(146)	(2,257)	(2,043)	(305)
Gross profit	4,667	3,042	3,035	452	7,741	6,077	907
Operating expenses:
Product development *	(2,226)	(1,974)	(1,772)	(264)	(4,451)	(3,746)	(559)
Sales and marketing *	(1,402)	(843)	(826)	(123)	(2,354)	(1,669)	(249)
General and administrative *	(713)	(584)	(604)	(90)	(1,397)	(1,188)	(178)
Total operating expenses	(4,341)	(3,401)	(3,202)	(477)	(8,202)	(6,603)	(986)
Income/(Loss) from operations	326	(359)	(167)	(25)	(461)	(526)	(79)
Interest income	472	591	544	81	890	1,135	169
Interest expense	(418)	(341)	(351)	(52)	(825)	(692)	(103)
Other (expense)/income	(848)	(707)	469	70	1,660	(238)	(35)
(Loss)/Income before income tax expense and equity in income of affiliates	(468)	(816)	495	74	1,264	(321)	(48)
Income tax (expense)/benefit	(97)	14	(173)	(26)	(138)	(159)	(24)
Equity in loss of affiliates	(94)	(199)	(279)	(42)	(20)	(478)	(71)
Net (loss)/income	(659)	(1,001)	43	6	1,106	(958)	(143)
Net loss attributable to non-controlling interests	12	12	26	4	27	38	6
Net (loss)/income attributable to Trip.com Group Limited	(647)	(989)	69	10	1,133	(920)	(137)
(Losses)/Earnings per ordinary share
- Basic	(1.02)	(1.52)	0.10	0.01	1.76	(1.42)	(0.21)
- Diluted	(1.02)	(1.52)	0.10	0.01	1.73	(1.42)	(0.21)
(Losses)/Earnings per ADS
- Basic	(1.02)	(1.52)	0.10	0.01	1.76	(1.42)	(0.21)
- Diluted	(1.02)	(1.52)	0.10	0.01	1.73	(1.42)	(0.21)
Weighted average ordinary shares outstanding
- Basic	635,476,056	647,812,835	647,866,001	647,866,001	644,666,248	647,843,829	647,843,829
- Diluted	635,476,056	647,812,835	650,906,465	650,906,465	656,483,984	647,843,829	647,843,829
* Share-based compensation included in Operating expenses above is as follows:
Product development	181	107	146	22	332	253	38
Sales and marketing	34	18	28	4	56	46	7
General and administrative	151	98	130	19	272	228	34

Trip.com Group Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Net (loss)/income	(659)	(1,001)	43	6	1,106	(958)	(143)
Less: Interest income	(472)	(591)	(544)	(81)	(890)	(1,135)	(169)
Add: Interest expense	418	341	351	52	825	692	103
Add: Other expense/(income)	848	707	(469)	(70)	(1,660)	238	35
Add: Income tax expense/(benefit)	97	(14)	173	26	138	159	24
Add: Equity in loss of affiliates	94	199	279	42	20	478	71
Income/(Loss) from operations	326	(359)	(167)	(25)	(461)	(526)	(79)
Add: Share-based compensation	366	223	304	45	660	527	79
Add: Depreciation and amortization	224	227	218	33	501	445	66
Adjusted EBITDA	916	91	355	53	700	446	66
Adjusted EBITDA margin	16%	2%	9%	9%	7%	5%	5%
Net (loss)/income attributable to Trip.com Group Limited	(647)	(989)	69	10	1,133	(920)	(137)
Add: Share-based compensation	366	223	304	45	660	527	79
Add: Loss/(Gain) from fair value changes of equity securities investments and exchangeable senior notes	1,053	785	(668)	(100)	(1,314)	117	17
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(44)	(55)	92	14	45	37	6
Non-GAAP net income/(loss) attributable to Trip.com Group Limited	728	(36)	(203)	(31)	524	(239)	(35)
Weighted average ordinary shares outstanding- Diluted-non GAAP	645,021,131	647,812,835	647,866,001	647,866,001	656,483,984	647,843,829	647,843,829
Non-GAAP Diluted income/(losses) per share	1.13	(0.06)	(0.31)	(0.05)	0.80	(0.37)	(0.06)
Non-GAAP Diluted income/(losses) per ADS	1.13	(0.06)	(0.31)	(0.05)	0.80	(0.37)	(0.06)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6981 on June 30, 2022 published by the Federal Reserve Board.